Exhibit (e)(4)

MUTUAL NONDISCLOSURE AGREEMENT

Conceptus, Inc.	Bayer Pharma Aktiengesellschaft

By: /s/ D. Keith Grossman Print name: D. Keith Grossman Title: Chief Executive Officer Date: November 21, 2012 Address: 331 East Evelyn Avenue, Mountain View, CA 94041, USA

By: /s/ Nigel Sheail

Print name: Nigel Sheail

Title: Head of Business Development and Licensing

By:

Print name: Scott Sheriff

Title: Head of SBE Women’s Healthcare

Date: /s/ Scott Sheriff

Address: Müllerstraße 178, 13353 Berlin, Germany

THIS NONDISCLOSURE AGREEMENT (the “Agreement”) is made and entered into as of November 21, 2012 (the “Effective Date”), by and between Conceptus, Inc., a Delaware corporation, and Bayer Pharma Aktiengesellschaft, a German stock corporation.

1. Purpose. Each of the parties may disclose its Confidential Information to the other party for the purpose of exploring a potential business relationship between the parties (the “Purpose”). Each party shall use and protect the Confidential Information of the other party in accordance with the terms of this Agreement.

2. Definition of Confidential Information. “Confidential Information” means any information, technical data, or know-how, including, but not limited to, that which relates to trade secrets, know-how, proprietary information, techniques, research, product plans, products, services, customer information, software, developments, inventions, processes, designs, drawings, engineering information, hardware configuration information, marketing and financial information disclosed by one party (“Disclosing Party”) to the other party (“Recipient”).

Confidential Information does not include information that: (i) was in the public domain through no fault of the Recipient at or subsequent to the time such information was disclosed by the Disclosing Party, (ii) was rightfully in the Recipient’s possession free of any obligation of confidence at or subsequent to the time such portion was disclosed by the Disclosing Party, (iii) was developed by employees or agents of the Recipient independently of and without reference to the Disclosing Party’s Confidential Information, or (iv) is a general concept, technique, or element of know-how. The Recipient may disclose Confidential Information of the Disclosing Party (x) in response to a valid order by a court or other governmental body, (y) as required by law, or (z) as necessary to establish the rights of either party under this Agreement; provided, however, the Recipient shall notify the Disclosing Party promptly of its intention to make such disclosures to enable the Disclosing Party to seek a protective order or otherwise attempt to prevent such disclosure.

3. Non-Disclosure of Confidential Information. Recipient shall not (i) use any Confidential Information of the Disclosing Party other than to further the Purpose, or (ii) disclose any Confidential Information of the Disclosing Party to any third party except as provided below in this paragraph. Furthermore, the existence of any business negotiations, discussions, consultations or agreements between the parties shall not be disclosed to any third without written approval of both parties. Recipient shall protect all Confidential Information of the Disclosing Party with the same degree of care the Recipient uses to protect its own Confidential Information, but in no event with less than reasonable care. Recipient may disclose Confidential Information of the Disclosing Party only to those of the Recipient’s employees, its Affiliates or its contractors who need to know such information for the purpose of evaluating the Purpose, provided that any such employee, Affiliate or contractor be bound to Recipient by an obligation of confidentiality and the Recipient will require such employees, and contractors to abide by the terms and conditions of this Agreement with respect to the Disclosing Party’s Confidential Information. For the purpose of this Agreement, “Affiliate” shall mean any entity or company which directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a party.

4. Return of Materials. Any materials or documents in the Recipient’s possession or control that contain Confidential Information of the Disclosing Party shall be promptly returned by the Recipient within 30 days after (i) the Purpose has been terminated and (ii) the written request of the Disclosing Party. The provisions of this Section 4 shall not apply to copies of electronically exchanged Confidential Information made as a matter of routine information technology backup and to Confidential Information or copies thereof which must be stored by the receiving party according to provisions of mandatory law.

5. No Rights Granted. Nothing in this Agreement will be construed to grant any rights under any patent, copyright, or other right held now or hereafter by either party, nor shall this Agreement grant either party any rights in or to the other party’s Confidential Information. All materials (including, without limitation, documents, drawings, models, apparatus, sketches, designs, lists and all other tangible media of expression) furnished by each of the parties, as Disclosing Party, to the other party, as Recipient, shall remain the property of such Disclosing Party. Nothing in this Agreement will be construed as creating an obligation on the parties to enter into a future relationship with respect to the Confidential Information.

6. No Warranty. All confidential information is provided “AS IS” and without any warranty, express, implied or otherwise, regarding such confidential information’s accuracy or performance.

7. Term. This Agreement shall expire two (2) years after the Effective Date. The Recipient’s obligation under this Agreement to preserve the confidentiality of any and all of the Confidential Information disclosed to it by the Disclosing Party shall continue for period of five (5) years subsequent to expiration of this Agreement.

8. No Assignment. Neither party shall assign or transfer any rights or obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld. This Agreement shall be binding upon and for the benefit of the undersigned parties, their successors and assigns.

9. No Waiver; Modification. Failure to enforce any provision of this Agreement by a party shall not constitute a waiver of any term hereof by such party. This Agreement may be amended or modified only by mutual agreement of authorized representatives of the parties in writing.

10. Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of California, United States. The federal and state courts within the State of California shall have jurisdiction to adjudicate any dispute arising out of this Agreement, provided, for clarity, that the Disclosing Party may seeking injunctive relief in any court of competent jurisdiction to prevent any ongoing breach of this Agreement by the Recipient.

11. Remedies. A breach by either party of any of the promises or agreements contained herein may result in irreparable and continuing damage to the other party for which there may be no adequate remedy at law, and such other party shall be entitled to seek injunctive relief and/or a decree for specific performance, and such other relief as may be proper (including monetary damages if appropriate).

12. Entire Agreement. This Agreement constitutes the entire agreement with respect to the Confidential Information disclosed hereunder and supersedes all prior or contemporaneous oral or written agreements concerning such Confidential Information.